UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 17)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WRIGHT MEDICAL GROUP N.V.

(Name of Subject Company)

WRIGHT MEDICAL GROUP N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Ordinary Shares)

James A. Lightman

Senior Vice President, General Counsel and Secretary

Wright Medical Group N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

(+31) 20 521 4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary R. Blume

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 17 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Wright Medical Group N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Stryker B.V., a private company with limited liability organized under the laws of the Netherlands (“Purchaser”), an indirect, wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding ordinary shares, par value €0.03 per share, of the Company (the “Shares”) at a purchase price of $30.75 per Share without interest and less applicable withholding taxes, payable in cash to the holders thereof (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Stryker and Purchaser with the SEC on December 13, 2019, and the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 2. Identity and Background of Filing Person

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by replacing “at 5:00 p.m. (Eastern Time) on October 28, 2020” in the first paragraph of such section with “at 5:00 p.m. (Eastern Time) on November 10, 2020”.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by replacing the last paragraph under the subheading “Offer and Post-Offer” of such section with the following:

“The Offer, which was previously scheduled to expire at 5:00 p.m. (Eastern Time) on October 28, 2020, has been extended in accordance with the Purchase Agreement until 5:00 p.m. (Eastern Time) on November 10, 2020, unless further extended or earlier terminated in accordance with the Purchase Agreement. On October 26, 2020, Stryker issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(U) to the Schedule 14D-9.

On October 26, 2020, the Company, as the sole shareholder of Wright Luxembourg, resolved to set November 11, 2020 as the effective date of the First-Step Merger, unless further extended by resolution. The consummation of the First-Step Merger is subject to the satisfaction of certain conditions precedent, including the consummation of the Offer, which itself remains subject to conditions set forth in the Offer to Purchase, including the Regulatory Clearance Condition (as defined therein). On October 26, 2020, the Company issued an extension notice announcing the extension of the effective date of the First-Step Merger. The full text of the extension notice is filed as Exhibit (a)(5)(V) to the Schedule 14D-9.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(U)	Press release issued by Stryker, dated October 26, 2020 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule TO).

(a)(5)(V)	Extension Notice of the First-Step Merger issued by the Company, dated October 26, 2020*

*	filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020	WRIGHT MEDICAL GROUP N.V.

	By:	/s/ James A. Lightman
	Name:	James A. Lightman
	Title:	Senior Vice President, General Counsel and Secretary